[Munger, Tolles & Olson LLP Letterhead]
July 11, 2011

WRITER’S DIRECT LINE
(213) 683-9144
(213) 683-5144 FAX
Mark.Kim@mto.com
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attention:	Jay Ingram Hagen J. Ganem

Re:	Air Lease Corporation Registration Statement on Form S-1 File No. 333-173817, initially filed on April 29, 2011 Amendment No. 1 filed on July 11, 2011
Ladies and Gentlemen:
          On behalf of Air Lease Corporation (the “Company”), we submit this letter with respect to the above-referenced registration statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form S-1 (File No. 333-173817) on April 29, 2011 and amended on July 11, 2011 (the Registration Statement as amended, “Amendment No. 1”).
          The Company is concurrently filing via EDGAR Amendment No. 1, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement filed on April 29, 2011.

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July 11, 2011

          In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.
General
1.	We note that you are registering the resale of the Class A Common Stock underlying the Class B Non-Voting Common Stock, and we have the following comments:
•	Please explain your rationale for registering at this time the resale of the underlying Class A Common Stock. In this regard, we note that the overlying Class B Non-Voting Common Stock is not convertible until it is transferred to a third party unaffiliated with Société Générale S.A. and that Société Générale S.A. wholly-owns Genefinance S.A., which presently owns all of your outstanding Class B Non-Voting Common Stock.

•	Given that the Class B Non-Voting Common Stock is not convertible until it is transferred, please provide us with your analysis as to whether the primary offering of the underlying Class A Common Stock either occurred simultaneously with the primary offering of the overlying Class B Non-Voting Common Stock or will occur only after a third party unaffiliated with Société Générale S.A. acquires ownership of the Class B Non-Voting Common Stock.

•	Please identify, and describe the facts that support the availability of, the exemption(s) from registration covering the sale of the underlying Class A Common Stock upon a transferee’s conversion of the Class B Non-Voting Common Stock.
          RESPONSE TO COMMENT 1
          As discussed in further detail below, the Company respectfully submits that the primary offering of the shares of Class A Common Stock underlying outstanding shares of its Class B Non-Voting Common Stock occurred at the time that shares of the Class B Non-Voting Common Stock were issued to Société Générale S.A. (“Société Générale”). The Company’s issuance of shares of Class A Common Stock upon the conversion of shares of Class B Non-Voting Common Stock is exempted from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(9), Section 4(2) and/or Regulation D thereof or promulgated thereunder. The Company is registering at this time the resale of these

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July 11, 2011

underlying shares of Class A Common Stock by the converting holder or converting holders, consistent with certain of its contractual obligations.
          Primary Offering of Class A Common Stock. The Company respectfully submits that the primary offering of the Class A Common Stock underlying outstanding shares of its Class B Non-Voting Common Stock occurred concurrently with the primary offering of the Class B Non-Voting Common Stock. Section 2(a)(3) of the Securities Act defines the term “offer” to “include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” Section 2(a)(3) also provides that the “issue or transfer of a right or privilege . . . giving the holder of such security the right to convert such security into another security of the same issuer . . . , which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security.” The Staff has advised that the offer of a convertible security constitutes a concurrent offer of the underlying security when the overlying security is convertible within one year of its issuance. See Securities Act Sections Compliance and Disclosure Interpretation (“CDI”) Question 103.04 (“Because the securities are convertible or exercisable within one year, an offering of both the overlying security and underlying security is deemed to be taking place.”). Each share of Class B Non-Voting Common Stock is convertible into a share of Class A Common Stock once transferred to a third party not affiliated with Société Générale. By the terms of the Class B Non-Voting Common Stock, such transfer could have occurred, and thus the Class B Non-Voting Common Stock could have been converted, within one year of the issuance of the stock to Société Générale. Accordingly, the offering by the Company of the interest in the underlying Class A Common Stock occurred simultaneously with the offer and sale of the overlying Class B Non-Voting Common Stock.
          Exemptions for Conversion of Class B Non-Voting Common Stock. The Company believes that issuance of shares of Class A Common Stock upon the conversion of shares of Class B Non-Voting Common Stock is exempted from the registration requirements of Section 5 of the Securities Act under Section 3(a)(9), Section 4(2) and/or Regulation D thereof or promulgated thereunder.
          Section 3(a)(9) of the Securities Act exempts from the registration requirements of Section 5 “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” Upon a conversion of shares of Class B Non-Voting Common Stock by a security holder, the Company will issue shares of Class A Common Stock to such existing security holder and no commission or other remuneration will be paid or given directly or indirectly for soliciting such security exchange.
          In addition, Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder exempts from the registration requirements of Section 5 a

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July 11, 2011

transaction by an issuer not involving a public offering. The issuance by the Company of shares of Class A Common Stock upon conversion of the Class B Non-Voting Common Stock may qualify for this exemption, particularly where, as is likely here, (1) there would be one or very few converting holders, (2) such converting holder or holders would be accredited investors within the meaning of Rule 501 under the Securities Act or would, either alone or with his purchaser representative(s), have such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the prospective investment, (3) any information required to be provided to such converting holder or converting holders pursuant to Rule 502(b) would be furnished to such holder or holders, (4) neither the Company nor any person acting on its behalf would offer or sell the underlying shares of Class A Common Stock by any form of general solicitation or general advertising, and (5) the Company would exercise reasonable care to assure that the converting holder or converting holders were not underwriters within the meaning of Section 2(a)(11) of the Securities Act.
          Rationale for Registering Underlying Class A Common Stock. The Class B Non-Voting Common Stock was offered and sold as part of a private placement of the Company’s Common Stock and two warrants exercisable for an aggregate of 482,625 shares of Common Stock (the “Warrants”) in June and July 2010, pursuant to the exemptions from registration provided by Rule 144A, Regulation S and Regulation D promulgated under the Securities Act (the “Private Placement”). In connection with the Private Placement, the Company entered into a certain Registration Rights Agreement (the “Rights Agreement”), dated as of June 4, 2010, with the initial purchaser and placement agent, FBR Capital Markets & Co. Consistent with the rights afforded by the Rights Agreement, the Company is registering for resale the shares of Class A Common Stock underlying the Class B Non-Voting Common Stock, in addition to the Class B Non-Voting Common Stock, thereby enabling the converting holder or converting holders to resell the shares of Class A Common Stock following conversion. The Staff’s guidance states that an issuer may file a registration statement for the resale of common stock issuable, but not yet issued, on conversion of privately placed convertible securities. See Securities Act Sections CDI Question 139.10 (affirming that an issuer may use Form S-3 to register the resale of common stock issuable upon conversion of outstanding convertible securities). The Company accordingly included both the overlying Class B Non-Voting Common Stock and the underlying Class A Common Stock in the Registration Statement.
2.	We note that your Class B Non-Voting Common Stock is not currently listed on any national securities exchange or market system yet the selling stockholders wish to sell their shares at the market or at negotiated prices. Schedule A, paragraph 16, and Item 501(b)(3) of Regulation S-K require you to include in the registration statement either a price range or a formula or method used to calculate the price. As such, please disclose the price at which the selling

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July 11, 2011

stockholders of your Class B Non-Voting Common Stock will sell their shares. Please also revise your disclosure throughout your prospectus to reflect that your Class B Non-Voting Common Stock will be sold at the stated fixed price unless and until a trading market develops for the stock.
          RESPONSE TO COMMENT 2
          The Company respectfully submits that it is impracticable at this time to state a price to the public for the shares of Class B Non-Voting Common Stock in the absence of a trading market for that class of stock. However, the Company treats the Class A Common Stock and the Class B Non-Voting Common Stock equally and identically, except with respect to voting rights and conversion rights, and the Class B Non-Voting Common Stock, once convertible, converts to Class A Common Stock on a one-to-one basis. The Company therefore anticipates that the Class B Non-Voting Common Stock will be sold at a privately negotiated price that is based, entirely or in part, upon the market price of shares of the Class A Common Stock. The Company has revised the disclosure on page 167 accordingly.
3.	Given the nature of the resale offerings and their size relative to the number of shares of Class A Common Stock and Class B Non-Voting Common Stock currently held by non-affiliates, the subject transactions may be indirect primary offerings to the public. Please provide us with a detailed analysis as to why the proposed offerings are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C. Please refer to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations available on our website.
          RESPONSE TO COMMENT 3
          The Company respectfully submits that the resale offerings of shares of its Common Stock included in the Registration Statement are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C, and are not indirect primary offerings.
          Rule 415(a)(1)(i) provides that “[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future, [p]rovided, [t]hat . . . [t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares of the Company’s Common Stock included in the Registration Statement are being offered or sold solely by stockholders of the Company, not by the Company, a subsidiary of the Company, or a person of which the Company is a subsidiary. Moreover, the Company will receive none of the proceeds from the sale of any such shares of Common Stock.

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July 11, 2011

          In addition to the question of who receives the proceeds of an offering, the Staff has taken the position that whether a purported secondary offering is in fact a primary offering requires consideration of “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” Securities Act Rule CDI Question 612.09. The Company respectfully submits that analysis of these and other factors confirms that the resale offerings of shares of its Common Stock constitute genuine secondary offerings and not primary offerings, for the following reasons:
          Length of Time the Selling Stockholders Have Held the Shares. As of July 14, 2011, more than one year will have passed since the sales by the Company of all outstanding shares of Common Stock that are included in the Registration Statement and of the Warrants for which the underlying shares are also included in the Registration Statement. An aggregate of 875,000 shares of Common Stock were sold and issued by the Company from February 5, 2010 through April 20, 2010. On June 4, 2010, the main closing date of the Private Placement, the Company sold and issued 56,944,444 shares of its Common Stock, as well as the Warrants, to qualified institutional buyers and accredited investors pursuant to Rule 144A and Regulation D, respectively, promulgated under the Securities Act, and in transactions outside of the United States pursuant to Regulation S promulgated under the Securities Act. In addition, an aggregate of 7,550,205 shares of Common Stock were sold and issued by the Company in related overallotment option closings on June 18, 2010, June 30, 2010, July 7, 2010, and July 13, 2010. Selling stockholders who are executive officers or directors of the Company and certain stockholders affiliated with such individuals are subject to various lock-up agreements that were entered into in connection with the Private Placement and the Company’s subsequent initial public offering of its Class A Common Stock. In aggregate, these lock-up arrangements prohibit these stockholders from selling shares included in the Registration Statement until October 15, 2011. In addition, pursuant to the terms of the Rights Agreement, all other selling stockholders identified in the Registration Statement were subject to lock-up from April 8, 2011 through June 7, 2011, in connection with the Company’s initial public offering. Consequently, as of July 14, 2011, all of the outstanding shares sold pursuant to the Registration Statement will have been held by the selling stockholders (and any predecessor holders) for more than one year since the original purchase of such shares from the Company. In other words, such stockholders will have borne the investment risk associated with such securities for a substantial period of time. Similarly, the holders of the Warrants, which were exercisable at the time of their issuance and eligible for cashless exercise by their terms, have held and borne the investment risk associated with such Warrants and the underlying shares of Common Stock for over a year as of the date of this letter.
          Circumstances Under Which the Selling Stockholders Received the Shares. All of the outstanding shares of Common Stock included in the Registration Statement were

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July 11, 2011

purchased from the Company for cash or the cancellation of debt owed by the Company to the applicable investor in the private placements described above. The Warrants were also issued by the Company to their holders pursuant to an exemption from registration, in connection with such holders’ participation as investors in the Private Placement. Each of the investors in the Private Placement represented at the time of purchase that the investor was acquiring the outstanding shares included in the Registration Statement, as well as the Warrants, for investment purposes and not with a view to distribution in violation of the Securities Act. The fact that the shares were acquired for full consideration and, as noted above, the selling stockholders will have borne the investment risk associated with such securities for a substantial period of time, is consistent with the investors’ representations to the Company and the Company’s view that the resale offerings of shares of its Common Stock constitute genuine secondary offerings.
          Relationship of the Selling Stockholders to the Issuer. The Company has no commitment, agreement, arrangement or understanding with any selling stockholder regarding a distribution of the shares of Common Stock included in the Registration Statement, and those selling stockholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the Company. In addition, none of the selling stockholders’ acquisitions of the outstanding shares covered by the Registration Statement were conditioned on the prior effectiveness of a resale registration statement or otherwise on the selling stockholders’ assured ability to resell the underlying shares. Rather, each selling stockholder made an irrevocable commitment at the time of investment to acquire the shares of Common Stock and the Warrants, and so acquired the securities for their own account. Accordingly, the selling stockholders have solely borne the risk associated with their investment in the Common Stock and Warrants issued by the Company, consistent with the holding periods described above. These facts illustrate that the resale offerings are secondary in nature.
          Amount of Shares Involved; Nature of Securities Involved; Nature of Stockholder Base. The Company does not believe that the amount of Common Stock being registered alone warrants recharacterizing valid secondary offerings as primary offerings. The amount of shares being offered is only one of several factors to be considered in evaluating whether, under “all the circumstances,” a purported secondary offering is instead an indirect primary offering. Securities Act Rules CDI Question 612.09. Other facts discussed in this letter, such as various investors’ represented investment intent, the selling stockholders’ holding periods, and the relationship of the selling stockholders to the Company, support the appropriate characterization of the offerings as secondary in nature. In addition, while the amount of Common Stock being registered under the Registration Statement is significant, these securities are widely dispersed across a broad base of stockholders, no one of which is deemed to own beneficially more than 7.4% of the Company’s Common Stock and no more than five of which are deemed to own beneficially more than 5.0% of the Company’s Common Stock, as of the date of the selling stockholders table. The Company notes that the Staff has previously taken the position that even a single affiliate holding as much as 73% of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter. See Securities Act Rules CDI Question 612.12. By contrast, approximately 35% of the outstanding shares of Common Stock of the Company would be for resale by more than fifteen

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July 11, 2011

beneficial owners that may be deemed to be affiliates of the Company. The Company further notes that, given that more than 96% of the shares included in the Registration Statement are already issued and outstanding, the Class B Non-Voting Common Stock converts to Class A Common Stock on a fixed one-to-one basis, and the Warrants have a fixed exercise price and conversion ratio (subject to customary anti-dilution provisions), the offerings in question do not pose a danger of significantly diluting non-affiliate holders already holding publicly traded shares, a concern that has arisen in the context of “toxic” PIPE (private investment, public equity) resale registration statements involving securities with variable conversion ratios and exercise prices.
          Whether Sellers are in the Business of Underwriting Securities. The Company has revised its disclosure on pages 129–152 to provide information regarding the selling stockholders, including those who have advised the Company that they are broker-dealers or are affiliated with broker-dealers. All selling stockholders who have so identified themselves have advised the Company that they purchased the relevant shares of Common Stock and the Warrants in the ordinary course of business, or represented at the time of their acquisition of the shares that they were purchasing such shares for investment purposes and not with an intent to distribute such shares in violation of the Securities Act.
          Whether Under All the Circumstances It Appears That the Sellers Are Acting as a Conduit for the Issuer. The Company respectfully submits that the selling stockholders should in no manner be deemed to be acting as its conduit in a distribution of Common Stock. The Company has no commitment, agreement, arrangement or understanding with any selling stockholder regarding a distribution of shares of Common Stock included in the Registration Statement, nor will the Company receive any proceeds from the resale of such shares. To the knowledge of the Company, none of the selling stockholders has any agreement or understanding as to the sale of any shares of Common Stock included in the Registration Statement, other than the Rights Agreement, nor, to the knowledge of the Company, do such stockholders have an obligation to sell such shares. As of July 14, 2011, all of such shares will have been acquired from the Company more than one year ago. Selling stockholders who are directors or executive officers of the Company and certain other stockholders that may be affiliated with such individuals continue to be subject to lock-up agreements until October 15, 2011, which represents a period of time that is substantially more than a year. All of the outstanding shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on the investors over a substantial period of time. The Company respectfully submits that given the totality of these facts, the selling stockholders are not acting as conduits for the Company and therefore the resale offerings of shares of the Company’s Common Stock constitute genuine secondary offerings and not primary offerings.
Selling stockholders, page 130
4.	Please complete your disclosure under this heading in the following manner:

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•	Provide the disclosure required by Item 507 of Regulation S-K by, among other things, indicating the number of shares and, if greater than one percent, the percentage of outstanding common stock each selling stockholder will hold upon completion of the offerings assuming all of the shares covered by the registration statement are sold.

•	Identify each selling stockholder and indicate which, if any, selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

•	Identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by any legal entities. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

•	Describe the transactions pursuant to which each selling stockholder acquired its shares and indicate the dates on which each transaction took place.
          RESPONSE TO COMMENT 4
          The Company has revised the disclosure on pages 129–152 to reflect the Staff’s comment.
Item 17. Undertakings, page 11-6
5.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE TO COMMENT 5

The Company has provided the undertaking on page II-6 to reflect the Staff’s comment.

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July 11, 2011

          Please do not hesitate to contact Rob Knauss at (213) 683-9137 or me at (213) 683-9144 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.
Respectfully submitted,
/s/ Mark H. Kim
Mark H. Kim
Encls.

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o encls.)
John L. Plueger, President and Chief Operating Officer (w/o encls.)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o encls.)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o encls.)